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                                                                       EXHIBIT 5

                               GENZYME CORPORATION

                            CERTIFICATE OF ADJUSTMENT

         This certificate is executed and delivered in accordance with
Section 12 of the Second Amended and Restated Renewed Rights Agreement dated as of December 18, 2000 between Genzyme Corporation (the "Company") and American Stock Transfer and Trust Company, as Rights Agent (the "Rights Agreement"), with terms defined in the Rights Agreement having the same meanings herein. The Company hereby certifies that as a result of the two-for-one stock split of the Company's outstanding shares of GGD Stock effected on June 1, 2001 by issuing one new share of GGD Stock for each share of GGD Stock held of record as of May 24, 2001, pursuant to Section 11(a)(i) of the Rights Agreement, as of June 1, 2001:

         (i) The fraction of a Series A Preferred Share purchasable upon proper exercise of each GGD Stock Right was adjusted from one one-hundredth of a Series A Preferred Share to one two-hundredth of a Series A Preferred Share;

         (ii) The Purchase Price and the Redemption Price with respect to each GGD Stock Right was adjusted from $300.00 and $0.001 to $150.00 and $.0005, respectively; and

         (iii) Each share of GGD Stock outstanding after June 1, 2001 had issued with respect to it one GGD Stock Right.

                                            GENZYME CORPORATION

Dated: June 1, 2001                         By: /s/ Peter Wirth
                                                -------------------------------
                                                Peter Wirth, Clerk